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Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2017 FOURTH QUARTER AND YEAR END RESULTS

March 1, 2018, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its combined results for the three month period and year ended December 31, 2017.

"Granite completed 2017 with a strong fourth quarter, capping off another successful year that saw strong unitholder returns, an increase in net asset value and acquisition growth. Following our recent property sales in 2018, Granite's net leverage ratio stands at 10% with liquidity of approximately $820 million. We have a pipeline of acquisition opportunities and with a rising interest rate environment, Granite has positioned itself to seize the market opportunities within its geographic footprint and execute on its strategy to build a high quality, globally diversified industrial real estate business. In addition, the Board is well advanced in its search for Granite's new CEO," commented Michael Forsayeth, Chief Executive Officer.

HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2017, including events subsequent to the quarter, are set out below:

  •
  Granite's revenue was $57.2 million in the fourth quarter of 2017 compared to $54.3 million in the prior year period. Funds from operations ("FFO")(1) was $41.6 million ($0.89 per unit) with a corresponding payout ratio(3) of 75% in the fourth quarter of 2017 compared to $26.2 million ($0.56 per unit) and a corresponding payout ratio of 77% in the fourth quarter of 2016. Adjusted funds from operations ("AFFO")(2) was $32.6 million ($0.69 per unit) with a corresponding payout ratio of 95% in the fourth quarter of 2017 compared to $27.8 million ($0.59 per unit) and a corresponding payout ratio of 74% in the fourth quarter of 2016;

  •
  For the year 2017, Granite's revenue was $222.6 million compared to $223.4 million in the prior year. FFO was $153.2 million ($3.25 per unit) with a corresponding payout ratio of 78% in the 2017 year compared to $149.7 million ($3.18 per unit) and a corresponding payout ratio of 71% in 2016. AFFO was $145.4 million ($3.09 per unit) with a corresponding payout ratio of 82% in the year 2017 compared to $149.3 million ($3.17 per unit) and a corresponding payout ratio of 71% in the prior year;

  •
  On October 6, 2017, Granite completed the acquisition of a 2.2 million square foot portfolio of three modern warehouse and logistics properties in the United States for consideration of $154.7 million (US$ 122.8 million) at an in-going yield of approximately 6.1%;

  •
  In January 2018, Granite sold 10 investment properties (including three special purpose properties) located in Canada and the United States for aggregate gross proceeds of approximately $391 million. The 10 properties represented approximately 3.3 million square feet of Granite's property portfolio and contributed approximately $25.6 million in revenue in 2017. As a result of the sale, gross leasable area leased to Magna decreased from 71% to 61% during the year with the corresponding revenue from Magna decreasing from 76% to 71% during the year;
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  •
  Granite increased its 2018 targeted annualized distribution by 4.6% to $2.72 ($0.227 per month) per stapled unit commencing with the monthly distribution paid in January 2018, marking its sixth consecutive annual increase and representing a cumulative increase of 36.0% to its distribution;

  •
  Subsequent to December 31, 2017, the Trust entered into a new five-year unsecured revolving credit facility in the amount of $500.0 million that matures on February 1, 2023. The new facility replaced Granite's $250.0 million credit facility;

  •
  Since inception of the normal course issuer bid in May 2017, and up to March 1, 2018, the Trust has acquired a total of 1.1 million stapled units for $56.0 million at an average price of $49.41 per unit; and

  •
  During the year, Granite renewed, extended or entered into 21 leases representing an aggregate of 3.4 million square feet with annual revenue of approximately $22.0 million. This includes a new lease executed with a non-Magna tenant for 0.2 million square feet of leaseable area at the vacant Novi, Michigan property. The 20 year lease, with a termination option in the 15th year, is expected to generate annual revenue of $4.3 million (US$ 3.4 million). Subsequent to year end, Granite renewed or extended three additional leases representing 0.4 million square feet and approximately $4.0 million in revenue.

Granite's results for the three month periods and years ended December 31, 2017 and 2016 are summarized below (all figures are in Canadian dollars):

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)	2017	2016	2017	2016

Revenue	$57.2	$54.3	$222.6	$223.4

Net income	$233.6	$29.5	$357.7	$280.7

Funds from operations ("FFO")(1)	$41.6	$26.2	$153.2	$149.7

Adjusted funds from operations ("AFFO")(2)	$32.6	$27.8	$145.4	$149.3

Basic and Diluted FFO per stapled unit(1)	$0.89	$0.56	$3.25	$3.18

Basic and Diluted AFFO per stapled unit(2)	$0.69	$0.59	$3.09	$3.17

Fair value of investment properties (period end)			$2,733.6	$2,653.1

Properties held for sale (period end)			$391.4	—

Cash and cash equivalents (period end)			$69.0	$246.2

Total debt (period end)			$741.4	$657.4

GRANITE'S COMBINED FINANCIAL RESULTS

For the three month period ended December 31, 2017, revenue increased by $2.9 million to $57.2 million from $54.3 million in the fourth quarter of 2016. The increase was primarily due to the acquisition of three properties in October 2017 and the revenue associated with the purchase of building expansions in the United States in January 2017, partially offset by vacancies at properties in the United States and Germany during the year.

For the year ended December 31, 2017, revenue decreased by $0.8 million to $222.6 million from $223.4 million in the prior year. The decrease was primarily related to the renewal or extension of leases in

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Canada and the United States at rental rates which were lower than the expiring lease rates as well as vacancies and the disposal of properties in the United States and Germany. These decreases were partially offset by the revenue associated with the acquisition of three properties and the purchase of building expansions in the United States noted above as well as contractual rent increases.

Granite's net income in the fourth quarter of 2017 was $233.6 million compared to $29.5 million for the fourth quarter of 2016. Net income for the year ended December 31, 2017 was $357.7 million compared to $280.7 million in the prior year. Net income increased by $204.1 million and $77.0 million in the three month period and year ended December 31, 2017, respectively, compared to the prior year periods, primarily from an increase in net fair value gains on investment properties, a decrease in deferred tax expense and the prior year periods included early redemption costs associated with unsecured debentures that were due to mature in 2018. The net fair value gains on investment properties in the three month period and year ended December 31, 2017 were primarily attributable to i) the realized increase in fair value reflected from the sale price of the 10 properties disposed of in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale and ii) a compression in discount and terminal capitalization rates for certain properties located in Canada.

FFO for the fourth quarter of 2017 was $41.6 million compared to $26.2 million in the prior year period. The $15.4 million increase in FFO was primarily due to the costs associated with the early redemption of debentures in the prior year and the increase in revenue.

FFO for the year ended December 31, 2017 was $153.2 million compared to $149.7 million in the prior year. The $3.5 million increase was primarily related to the costs associated with the early redemption of debentures in the prior year, partially offset by proxy contest expenses incurred in 2017 in connection with the annual general meeting and an increase in current tax expense.

AFFO for the fourth quarter of 2017 was $32.6 million compared to $27.8 million in the prior year period. The net $4.8 million increase in AFFO was primarily due to the $15.4 million increase in FFO, as noted above, partially offset by i) capital expenditures largely relating to an improvement project at a recently leased-up property in the United States and to a lesser extent, improvement capital expenditures at properties in Canada, as well as ii) leasing commissions paid for the lease-up at the aforementioned property in the United States.

AFFO for the year ended December 31, 2017 was $145.4 million compared to $149.3 million in the prior year. The net $3.9 million decrease was due to improvement capital expenditures for a recently leased-up property in the United States, partially offset by the $3.5 million increase in FFO, as noted above, and a decrease in straight-line rent amortization primarily associated with the lease-up of two developed properties in the United States in the prior year.

A more detailed discussion of Granite's combined financial results for the three month periods and years ended December 31, 2017 and 2016 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the audited combined financial statements for the year ended December 31, 2017 and the notes thereto, which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Friday, March 2, 2018 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-954-0689. Overseas callers should use +1-416-981-9006. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For

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anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and overseas — +1-416-626-4100 (enter reservation number 21882252) and the rebroadcast will be available until Wednesday, March 14, 2018.

OTHER INFORMATION

Additional property statistics as at December 31, 2017 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2017 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com. Hard copies of the audited combined financial statements are available free of charge on request by calling 647-925-7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

For further information about Granite, please see our website at www.granitereit.com.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 29 million square feet in over 80 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities; Granite's ability to

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dispose of any non-core assets on satisfactory terms; the expected revenues from new leasing activity; any further declines in general and administrative expenses; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, net leverage ratio, FFO payout ratio, AFFO payout ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)
AFFO is a measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also
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  reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(3)
The FFO and AFFO payout ratios are calculated as distributions declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that are non-recurring and can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

(4)
The net leverage ratio is calculated as the carrying value of total debt less cash and cash equivalents divided by the fair value of investment properties. The net leverage ratio is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

		Three Months Ended December 31,		Years Ended December 31,
Reconciliation of FFO and AFFO to Net Income Attributable to Stapled Unitholders (in millions, except per unit amounts)
		2017	2016	2017	2016
Net income attributable to stapled unitholders		$233.6	$29.4	$357.7	$279.3
Add (deduct):
Fair value gains on investment properties, net		(185.2)	(6.2)	(212.1)	(175.9)
Fair value losses (gains) on financial instruments		0.4	(1.2)	0.8	1.2
Acquisition transaction costs		0.4	—	0.7	—
Loss on sale of investment properties		0.4	—	0.4	2.4
Current income tax expense associated with the sale of investment properties		—	—	—	1.3
Deferred income tax expense (recovery)		(8.0)	4.3	5.7	40.7
Non-controlling interests relating to the above		—	(0.1)	—	0.7

FFO	[A]	$41.6	$26.2	$153.2	$149.7
Add (deduct):
Maintenance or improvement capital expenditures		(9.3)	(0.5)	(10.7)	(2.1)
Leasing commissions paid		(1.2)	(0.1)	(2.6)	(2.5)
Tenant incentives paid		(0.2)	(0.5)	(1.0)	(1.2)
Tenant incentive amortization		1.4	1.3	5.4	5.2
Straight-line rent amortization		0.3	1.3	1.1	(0.4)
Non-controlling interests relating to the above		—	0.1	—	0.6

AFFO	[B]	$32.6	$27.8	$145.4	$149.3
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.89	$0.56	$3.25	$3.18

Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.69	$0.59	$3.09	$3.17

Basic number of stapled units outstanding	[C]	46.9	47.1	47.1	47.1

Diluted number of stapled units outstanding	[D]	47.0	47.1	47.1	47.1

		Three Months Ended December 31,		Years Ended December 31,
FFO and AFFO Payout Ratios (in millions, except as noted)		2017	2016	2017	2016
Distributions declared to unitholders	[A]	$31.0	$29.3	$123.1	$114.3
FFO		41.6	26.2	153.2	149.7
Add (deduct):
Early redemption costs of unsecured debentures		—	11.9	—	11.9
Proxy contest expenses		—	—	5.9	—
Lease termination and close-out fees		—	—	(1.6)	—

FFO adjusted for the above	[B]	$41.6	$38.1	$157.5	$161.6
AFFO		32.6	27.8	145.4	149.3
Add (deduct):
Early redemption costs of unsecured debentures		—	11.9	—	11.9
Proxy contest expenses		—	—	5.9	—
Lease termination and close-out fees		—	—	(1.6)	—

AFFO adjusted for the above	[C]	$32.6	$39.7	$149.7	$161.2
FFO payout ratio	[A]/[B]	75%	77%	78%	71%
AFFO payout ratio	[A]/[C]	95%	74%	82%	71%

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QuickLinks

  Exhibit 99.1
HIGHLIGHTS
GRANITE'S COMBINED FINANCIAL RESULTS
CONFERENCE CALL
OTHER INFORMATION
ABOUT GRANITE
FORWARD-LOOKING STATEMENTS